May 19, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Anthony Watson

Re:	Genpact Limited
Form 10-K for the fiscal year ended December 31, 2019
Filed March 2, 2020
File No. 001-33626

Dear Mr. Watson:

This letter is submitted on behalf of Genpact Limited (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission concerning the Company’s Form 10-K for the year ended December 31, 2019, as set forth in your letter dated May 7, 2020.

Form 10-K filed March 2, 2020

3. Business acquisitions, page F-25

1)

Please tell us your consideration of the disclosure guidance in ASC 805-10-50-2h. If disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable. In addition, please tell us the amount of income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of Rightpoint Consulting LLC for the year ended December 31, 2018 used to measure the significance of the acquired business under Rule 3-05 of Regulation S-X.

Response:

We acknowledge the Staff’s comment and advise as follows regarding the Company’s consideration of the disclosure guidance in ASC 805-10-50-2h.

The disclosure guidance under ASC 805-10-50-2h requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period if comparative financial information is provided. This disclosure is required only where acquired businesses during the fiscal year are, in the aggregate, considered material under ASC 805-10-50-3. Our materiality evaluation indicated the 2019 acquired businesses, taken together, were not material as a percentage of total Company assets, net assets or income from continuing operations.

Additionally, we evaluated the significance of Rightpoint Consulting, LLC under the tests set forth in Rule 3-05 of Regulation S-X and concluded that Rightpoint Consulting, LLC did not meet any of the tests required for conclusion that Rightpoint was a significant business.  We note for the Staff that the amount of income (loss) from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of Rightpoint Consulting, LLC for the year ended December 31, 2018 that was used to measure the significance of the Rightpoint business under Rule 3-05 of Regulation S-X was $(3,412,441). Finally, there was no significant impact on our disclosures due to differences in the accounting policies of the Company and Rightpoint Consulting, LLC, and, accordingly, any such differences were disregarded for purposes of our analysis.

14. Long-term debt, page F-40

2)

We note your disclosure in Risk Factors that your ability to pay dividends is subject to restrictive covenants contained in credit facility agreements. Please tell us your consideration of describing the most significant restrictions on the payment of dividends, indicating their pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and advise as follows regarding the Company’s considerations in describing the most significant restrictions on the payment of dividends.

Our amended credit agreement restricts certain payments, including dividend payments, only if:

•	The Company is in default in connection with the performance or observance of any term of the credit agreement; or
•

The Company is not, or after making any such payment would not be, in compliance with certain financial covenants, specifically the maintenance of a net debt to EBITDA leverage ratio of below 3x and an interest coverage ratio of more than 3x.

In response to the Staff’s comment, we have added the disclosure set forth below on page 25, Note 12, in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 11, 2020, and we will continue to include such disclosure in future filings with the SEC.

“The amended credit agreement restricts certain payments, including dividend payments, if there is an event of default under the credit agreement or if the Company is not, or after making the payment would not be, in compliance with certain financial covenants contained in the amended credit agreement.  These covenants require the Company to maintain a net debt to EBITDA leverage ratio of below 3x and an interest coverage ratio of more than 3x. For the quarter ended March 31, 2020, the Company was in compliance with the terms of the credit agreement, including all of the financial covenants therein. The Company’s retained earnings are not subject to any restrictions on availability to make dividend payments to shareholders, subject to compliance with the financial covenants described above that are contained in the amended credit agreement.”

17. Employee benefit plans, page F-43

3)

We note that retirement benefits recognized in the consolidated balance sheets as disclosed in notes 13 and 16 are greater than the amounts disclosed in the table of the funded status of defined benefit plans on page F-44 and deferred compensation plan disclosed on page F-49. Please tell us the nature and amounts of other items included in retirement benefits in notes 13 and 16.

Response:

We acknowledge the Staff’s comment and advise as follows regarding the Company’s disclosures in notes 13 and 16.

The amount disclosed in notes 13 and 16 includes the Company’s liabilities for all retirement benefits, while the table of defined benefit plans on page F-44 is restricted to liabilities relating to defined benefit plans. In addition to defined benefit plans, the retirement benefits disclosed in Notes 13 and 16 also include the Company’s liability for compensated absences, as defined in Note 2(p) to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2019.  To clarify our disclosure, we have made additional disclosure of the amount of the Company’s liability for compensated absences in Notes 13 and 14 on page 27 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, filed on May 11, 2020.

Finally, although the deferred compensation plan disclosed on page F-49 is an employee benefit plan, it is not a retirement benefit and has therefore been excluded from retirement benefits disclosed in Notes 13 and 16. We have included disclosure regarding the deferred compensation plan on page F-50 of the Company’s Form 10-K for the year ended December 31, 2019, and amounts relating to the deferred compensation plan are included in the “Others” line item, in note 16 (Other liabilities).

Please contact me by phone at (847) 345-7132 or, in my absence, Heather D. White, Chief Legal Officer, at (917) 207-2736 with any questions you may have regarding this response or if you need further information.  Please send any further comment letters by email to both ed.fitzpatrick@genpact.com and heather.white@genpact.com.

Sincerely,
/s/ Edward J. Fitzpatrick
Edward J. Fitzpatrick Chief Financial Officer

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